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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934**

For the month of **October, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: October 3, 2011	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-09)



Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

Three and Six Months Ended
July 31, 2011 and 2010
(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR
CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Royal Standard Minerals Inc. [the "Company"] are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Roland M. Larsen"   (signed) "Ike Makrimichalos"

Roland M. Larsen   Ike Makrimichalos
President and Chief Executive Officer   Chief Financial Officer

Toronto, Canada
September 27, 2011

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(expressed in United States Dollars)
(Unaudited)

	As at July 31, 2011		As at January 31, 2011 (note 20)
Assets			
Current			
Cash	$ **350,976**	$	102,038
Marketable securities (Note 5)	**80,000**		52,000
Sundry receivables and prepaids (Note 6)	**93,579**		61,277
	524,555		215,315
Reclamation bonds (Note 7)	**538,612**		537,860
Equipment, net (Note 9)	**482,154**		453,733
	$ **1,545,321**	$	1,206,908
Liabilities			
Current			
Accounts payable and accrued liabilities (Note 10)	$ **809,232**	$	578,627
Due to related parties (Note 16)	**-**		357,061
	809,232		935,688
Asset retirement obligations (Note 11)	**284,175**		232,010
Long term debt (Note 12)	**1,630,343**		-
	2,723,750		1,167,698
Shareholders' (Deficiency) Equity			
Share capital (Note 13(b))	**28,098,264**		28,098,264
Reserves	**10,076,866**		10,076,866
Deficit	**(39,347,435)**		(38,101,796)
Accumulated other comprehensive loss	**(6,124)**		(34,124)
	(1,178,429)		39,210
	$ **1,545,321**	$	1,206,908

Going Concern (Note 1)
Contingencies (Note 17)
Subsequent event (Note 21)

Approved by the Board:

Roland M. Larsen   James B. Clancy
     Director   **Director**



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(expressed in United States Dollars)
(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,	
	2011	2010	2011	2010 (note 20)
Expenses				
Exploration and evaluation expenditures (Note 8)	$ **783,052**	$ 242,022	$ **957,940**	$ 489,300
General and administrative (Note 18)	**197,530**	111,313	**268,254**	310,267
	980,582	353,335	**1,226,194**	799,567
Loss before the following items	**(980,582)**	(353,335)	**(1,226,194)**	(799,567)
Finance income	**708**	919	**1,205**	1,942
Finance costs (Note 12)	**(13,000)**	-	**(13,000)**	-
Foreign currency translation adjustment	**519**	(1,751)	**(7,650)**	1,503
Net loss for the period	$ **(992,355)**	$ (354,167)	$ **(1,245,639)**	$ (796,122)
Basic and diluted loss per share (Note 15)	$ **(0.01)**	$ (0.00)	$ **(0.01)**	$ (0.01)

Condensed Interim Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)
(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,	
	2011	2010	2011	2010 (note 20)
Net loss for the period	$ **(992,355)**	$ (354,167)	$ **(1,245,639)**	$ (796,122)
Other comprehensive (loss) income				
Net unrealized (losses) income on available-for-sale marketable securities	**(4,000)**	(40,000)	**28,000**	(20,000)
Comprehensive loss for the period	$ **(996,355)**	$ (394,167)	$ **(1,217,639)**	$ (816,122)



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)
(Unaudited)

July 31, 2010	Share Capital		Reserves		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total
Balance, February 1, 2010	$	28,098,264	$	10,076,866	$	(36,468,951)	$	(26,124)	$ 1,680,055
Net loss for the period		-		-		(796,122)		-	(796,122)
Net decrease in unrealized losses on available-for-sale marketable securities		-		-		-		(20,000)	(20,000)
Balance, July 31, 2010	**$**	**28,098,264**	**$**	**10,076,866**	**$**	**(37,265,073)**	**$**	**(46,124)**	**$ 863,933**

July 31, 2011	Share Capital		Reserves		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total
Balance, February 1, 2011	$	28,098,264	$	10,076,866	$	(38,101,796)	$	(34,124)	$ 39,210
Net loss for the period		-		-		(1,245,639)		-	(1,245,639)
Net decrease in unrealized losses on available-for-sale marketable securities		-		-		-		28,000	28,000
Balance, July 31, 2011	**$**	**28,098,264**	**$**	**10,076,866**	**$**	**(39,347,435)**	**$**	**(6,124)**	**$ (1,178,429)**



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(expressed in United States Dollars)
(Unaudited)

	Six Months Ended July 31,	
	2011	**2010** (note 20)
Operating activities		
Net loss for the period	$ **(1,245,639)**	$ (796,122)
Operating items not involving cash:		
Depreciation (Note 9)	**108,330**	135,500
Increase in asset retirement obligation	**52,165**	-
Finance expense (Note 12)	**6,154**	-
Changes in non-cash working capital:		
Sundry receivables and prepaids	**(32,302)**	402
Accounts payable and accrued liabilities	**150,605**	(23,238)
Due to related parties	**(357,061)**	(5,857)
Cash used in operating activities	**(1,317,748)**	(689,315)
Financing activities		
Increase in long-term debt	**1,784,189**	-
Finance costs paid on long-term debt	**(80,000)**	-
Cash provided by financing activities	**1,704,189**	-
Investing activities		
Increase in reclamation bonds	**(752)**	(1,929)
Purchase of equipment	**(136,751)**	-
Cash used in investing activities	**(137,503)**	(1,929)
Change in cash	**248,938**	(691,244)
Cash, beginning of period	**102,038**	745,779
Cash, end of period	$ **350,976**	$ 54,535
Supplemental cash information		
Non-cash financing activities:		
Accrued finance costs	$ **80,000**	$ -



The accompanying notes are an integral part of these condensed interim consolidated financial statements.



(Expressed in United States Dollars)

1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $992,355 and $1,245,639 respectively during the three and six months ended July 31, 2011 (three and six months ended July 31, 2010 - net loss of $354,167 and $796,122 respectively) and has an accumulated deficit of $39,347,435 (January 31, 2011 - $38,101,796).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. On June 29, 2011, the Company entered into a secured bridge loan agreement ("Bridge Loan") with up to $8,000,000 available to the Company. See Notes 12 and 21. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2. Significant Accounting Policies

[a] Statement of compliance

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis for the first quarter ended April 30, 2011.

2.   Significant Accounting Policies (Continued)

[a] Statement of compliance (Continued)

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ["IAS 34"]. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board ["IASB"] and interpretations of the International Financial Reporting Interpretations Committee ["IFRIC"] and should be read in conjunction with the financial statements of the Company for the year ended January 31, 2011 and in consideration of the IFRS transition disclosures included in note 20 to these financial statements and the additional annual disclosures required under IFRS included in the Company's unaudited condensed interim consolidated financial statements as at and for the three months ended April 30, 2011.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on January 31, 2012, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending January 31, 2012.

[b] New accounting polices

Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Long-term debt instruments are subsequently valued at amortized cost. Debt issue costs are deducted from the balance of the underlying debt and amortized using the effective interest rate method.

[c] New standards

IFRS 9 Financial instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement ["IAS 39"]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.





(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

[c] New standards (continued)

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. IAS 27 (amended) is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(Expressed in United States Dollars)

3. Capital Management

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss, which at July 31, 2011, totalled $(1,178,429) (January 31, 2011 - $39,210). Note that included in the balance presented is a deficit of $39,347,435 as at July 31, 2011 (January 31, 2011 - $38,101,796).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three and six month period ended July 31, 2011. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2011
(Unaudited)

4. **Property and Financial Risk Factors**

    (a) **Property risk**

    The Company's significant mineral properties are outlined below:

    Goldwedge Project
    Pinon Project
    Kentucky Project

    (collectively called the "Properties")

    Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

    (b) **Financial risk factors**

    The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

    Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

    (i) Credit risk

    Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

    (ii) Liquidity risk

    The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2011, the Company had a cash balance of $350,976 (January 31, 2011 - $102,038) to settle current liabilities of $809,232 (January 31, 2011 - $935,688). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidly position. During the six month period ended July 31, 2011, the Company secured financing of $8,000,000. See Note 12.





4. Property and Financial Risk Factors (continued)

(b) Financial risk factors (continued)

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of July 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

4. **Property and Financial Risk Factors (continued)**

   (c) **Sensitivity analysis (continued)**

   - The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three months ended July 31, 2011 would have been approximately $8,000 higher/lower. Similarly, as at July 31, 2011, reported shareholders' equity would have been approximately $8,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

   - Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $6,000.

   - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties ("Properties"), which could have a material and adverse effect on the Company's value. As of July 31, 2011, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. **Marketable Securities**

   Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at July 31, 2011 was $80,000 (January 31, 2011 - $52,000).

6. **Sundry Receivables and Prepaids**

	As at July 31, 2011		As at January 31, 2011
Sales tax receivables	$ 33,994	$	18,290
Other receivables	34,585		31,592
Prepaid expenses	25,000		11,395
	$ 93,579	$	61,277



7. Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $303,254 of the reclamation bond pertains to the Goldwedge Project, $56,658 to the Pinnon Rail Road Project and $178,700 to the Kentucky Project.

8. Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future.

Also held under the same option agreement as the Goldwedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation of $165,955 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

(b) Pinon Project

The Pinon Project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.





(Expressed in United States Dollars)

8. Exploration and Evaluation Expenditures on Mineral Properties (continued)

(b) Pinon Project (continued)

Railroad Project

The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee. The Railroad Project was purchased August 30, 2009.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation of $27,377 and has a reclamation bond posted against its Pinon Project in the amount of $56,658.

(c) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production. Adjacent to this property is a parcel of land being leased known as Darkstar.

During the year ended January 31, 2011 and the three and six month period ended July 31, 2011, the Company did not perform any exploration on this project. The Company is still paying all lease payments to keep the property in good standing.

(d) Kentucky Project

The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2,000,000 prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties. Under the option agreement 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The property has a royalty of 6% on produced coal project.

On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe Resources Corporation, the optionor. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

By July 31, 2011, the Company had incurred expenditures of approximately $1,521,000 (including the acquisition cost of $250,000). In addition, in the prior year, the Company wrote off a promissory note receivable from the optionor, for which it is still entitled to receive. Further, the Company paid for a reclamation bond of $178,700, as part of the acquisition costs on the purchase of the property.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation on its Kentucky project in the amount of $90,843, representing the estimated costs, on a discounted basis of the Company's obligation to restore the property to its original condition.



(Expressed in United States Dollars)

8. Exploration and Evaluation Expenditures on Mineral Properties (continued)

During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended July 31,		Six Months Ended July 31,	
	2011	**2010**	**2011**	**2010**
Exploration activities (a)(b)(c)(d)	**$ 783,052**	$ 242,022	**$ 957,940**	$ 489,300

(a) During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Goldwedge Project were $713,609 and $868,862 respectively (three and six months ended July 31, 2010 - $163,100 and $365,746 respectively).

(b) During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Pinon Project were $11,470 and $16,351 respectively (three and six months ended July 31, 2010 - $15,965 and $27,290 respectively).

(c) During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Kentucky Project were $22,973 and $37,727 respectively (three and six months ended July 31, 2010 - $27,957 and $61,264 respectively).

(d) During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Fondaway Project were $35,000 and $35,000 respectively (three and six months ended July 31, 2010 - $35,000 and $35,000 respectively).



(Expressed in United States Dollars)

9. Equipment

COST	**Exploration equipment**	**Office equipment**	**Total**
Balance, February 1, 2010	$ 2,977,464	$ 21,253	$ 2,998,717
Additions	-	-	-
Balance, July 31, 2010	$ 2,977,464	$ 21,253	$ 2,998,717
Additions	-	553	553
Balance, January 31, 2011	$ 2,977,464	$ 21,806	$ 2,999,270
Additions	136,751	-	136,751
Balance, July 31, 2011	$ 3,114,215	$ 21,806	$ 3,136,021

ACCUMULATED DEPRECIATION	**Exploration equipment**	**Office equipment**	**Total**
Balance, February 1, 2010	$ 2,253,811	$ 19,000	$ 2,272,811
Depreciation for the period	134,943	557	135,500
Balance, July 31, 2010	$ 2,388,754	$ 19,557	$ 2,408,311
Depreciation for the period	136,661	565	137,226
Balance, January 31, 2011	$ 2,525,415	$ 20,122	$ 2,545,537
Depreciation for the period	107,854	476	108,330
Balance, July 31, 2011	$ 2,633,269	$ 20,598	$ 2,653,867

CARRYING AMOUNT	**Exploration equipment**	**Office equipment**	**Total**
Balance, February 1, 2010	$ 723,653	$ 2,253	$ 725,906
Balance, July 31, 2010	$ 588,710	$ 1,696	$ 590,406
Balance, January 31, 2011	$ 452,049	$ 1,684	$ 453,733
Balance, July 31, 2011	$ 480,946	$ 1,208	$ 482,154

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.



(Expressed in United States Dollars)

10. Accounts Payable and Accrued Liabilities

		As at July 31, 2011		As at January 31, 2011
Trade payables	**$**	**556,948**	$	231,432
Accrued liabilities		**252,284**		347,195
	$	**809,232**	$	578,627

11. Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $284,175 as at July 31, 201, assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10%.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation for the six month period ended July 31, 2011. Accordingly, no accretion cost has been expensed in the three and six month period ended July 31, 2011 and 2010, respectively. During the quarter ended July 31, 2011, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the asset retirement obligation:

		Six Months Ended July 31, 2011		Year Ended January 31, 2011
Balance, beginning of period	**$**	**232,010**	$	232,010
Increase in asset retirement obligation		**52,165**		-
Accretion cost		**-**		-
Balance, end of period	**$**	**284,175**	$	232,010



(Expressed in United States Dollars)

12. Long term Debt

On June 29, 2011, the Company's wholly owned subsidiary, Manhattan Mining Co. ("Manhattan") entered into a secured bridge loan agreement (the “Bridge Loan”) with Waterton Global Value, L.P. (“Waterton”) pursuant to which Waterton agreed to provide an $8,000,000 bridge loan (the “Credit Facility”) available to the Company. Of the total $8,000,000 Bridge Loan, $4,000,000 was available on closing and the remaining $4,000,000 after the satisfaction of certain covenants. Under the Bridge Loan agreement, the amounts drawn down under the Credit Facility would incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. In connection with the Credit Facility, the Company agreed to pay Waterton a structuring fee, and also provided Waterton with certain royalty interests relating to its Goldwedge Property. The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company’s production. The Credit Facility is secured by, amongst other items, the Company’s real property assets in Nevada.

As noted in Note 21, on August 26, 2011, the Company amended its existing Bridge Loan with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to the Company. The Principal Amount will be repayable by the Company to Waterton in monthly payments commencing in August 2012 and ending in August 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by the Company to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the then current spot price of gold less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula, tied into the spot price of gold. The Principal Amount will accrue interest at 9.0% per annum. The impact of the applicable discount results in a repayment amount in excess of the outstanding principal at the time. The additional amount repayable with respect to the $1,784,189 outstanding at July 31, 2011, estimated to be approximately $600,000 under the new agreement, will be considered an additional financing cost and will be, once applicable in the following quarter, amortized over the repayment period, using the effective interest rate method. The Gold Stream Facility is secured by, amongst other items, the Company's real property assets in Nevada.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility was payable by the Company to Waterton in cash and the Company also granted to Waterton certain royalty interests over its exploration stage projects. In addition, the Company and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by the Company from its Pinon Project, Darkstar, Fondaway Canyon Project and Dixie Comstock Project at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the facility.

The credit agreement contains covenants such as, among other things, providing Waterton with updates as to their operations, carrying on their business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to the Company limiting their ability to (without limitation): incur additional indebtedness, create liens on their assets or dispose of their assets. These negative covenants are subject to certain carve-outs that facilitate the Company's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.



(Expressed in United States Dollars)

12. Long term Debt (continued)

Minimum long-term debt repayments under the Bridge Loan are as follows:

	2013	$	1,784,189
Total - long term debt		$	1,784,189
Financing costs(1)			(153,846)
Total			1,630,343

(1) During the three and six months ended July 31, 2011, the Company amortized $6,154 and $6,154 respectively of the finance costs. This amount is included in Finance costs on the Condensed Interim Consolidated Statements of Operations.

13. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance, February 1, 2010, July 31, 2010, January 31, 2011 and July 31, 2011	**83,853,825**	**$ 28,098,264**

14. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.



(Expressed in United States Dollars)

14. Stock Options (continued)

The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price Canadian ($)
Balance, February 1, 2010, July 31, 2010, January 31, 2011 and July 31, 2011	**7,904,691**	**$ 0.10**

The following table reflects the stock options outstanding and exercisable as at July 31, 2011:

Expiry Date	Exercise Price ($)	Options Outstanding	Fair Value	Weighted average remaining years
June 26, 2014	0.10	7,904,691	$ 4,298,688	2.90

15. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended July 31, 2011	Three Months Ended July 31, 2010	Six Months Ended July 31, 2011	Six Months Ended July 31, 2010
Numerator:				
Loss for the period	**$ (992,355)**	$ (354,167)	**$ (1,245,639)**	$ (796,122)
Denominator:				
Weighted average number of common shares outstanding for basic and diluted loss per share	**83,853,825**	83,853,825	**83,853,825**	83,853,825
Basic and diluted loss per share	**$ (0.01)**	$ (0.00)	**$ (0.01)**	$ (0.01)

The stock options and common share purchase options were not included in the computation of diluted loss per share on July 31, 2011 and 2010 as their inclusion would be anti-dilutive.

16. Related Party Transactions and Balances

Consulting, wages and salaries for the three and six months ended July 31, 2011 include a salary of $96,151 and $124,994 respectively (three and six months ended July 31, 2010 - $33,650 and $62,494 respectively) paid to the President, Chief Executive Officer and Director ("CEO") of the Company.



(Expressed in United States Dollars)

16. Related Party Transactions and Balances (continued)

Exploration and evaluation expenditures for the three and six months ended July 31, 2011 include salary of $14,081 and $23,921 respectively (three and six months ended July 31, 2010 - $11,480 and $21,320 respectively) paid to an employee who is also a family member of the CEO.

Compensation of $10,833 and $14,426 respectively for the three and six months ended July 31, 2011 was paid to the Chief Financial Officer of the Company (three and six months ended July 31, 2010 - $13,918 and $24,136 respectively).

During the three and six months ended July 31, 2011, a corporation associated with a director and officer of the Company was paid fees of $nil and $851 respectively (three and six months ended July 31, 2010 - $1,018 and $2,090 respectively).

These transactions were in the normal course of operations.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended July 31,		Six Months Ended July 31,	
	2011	**2010**	**2011**	**2010**
Salaries and benefits [1]	$ 129,516	$ 60,312	$ 168,882	$ 99,374

[1] Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Due to related parties balance at July 31, 2011 consists of $nil (January 31, 2011 - $357,061) owed to the CEO.

17. Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has settled the complaint and in so doing, has agreed to pay approximately $76,000, of which approximately $19,000 was paid by July 31, 2011 and the balance accrued at July 31, 2011.

ROYAL STANDARD
MINERALS INC.



(Expressed in United States Dollars)

17. Contingencies (continued)

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(d) Subsequent to the end of the quarter, the Company received a complaint by a potential lender with whom it had executed a term sheet during the year regarding the provision of debt or equity financing. The lender claims that the Company breached the provisions of the term sheet and intends to enforce its contractual and economic rights. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled but an estimate of the amount of the settlement cannot be determined at this time.

18. General and Administrative

	Three Months Ended July 31,		Six Months Ended July 31,	
	2011	**2010**	**2011**	**2010**
Advertising and promotion	**$ 6,747**	$ 8,010	**$ 12,447**	$ 30,862
Corporate development	**4,829**	1,018	**5,680**	2,090
Insurance	**5,291**	6,743	**10,370**	13,935
Office and general	**99**	11,784	**617**	16,917
Professional fees	**47,170**	10,367	**55,449**	59,194
Consulting, wages and salaries (Note 16)	**133,155**	73,114	**183,215**	186,712
Depreciation	**239**	277	**476**	557
	$ 197,530	**$ 111,313**	**$ 268,254**	$ 310,267

19. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash totaling $30,424 at July 31, 2011 (January 31, 2011 - $100,065) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $69,201 and $94,692 respectively for the three and six months ended July 31, 2011 (three and six months ended July 31, 2010 - $49,022 and $175,958 respectively) necessary to maintain the Company's public company status.

20.   **CONVERSION TO IFRS**

(i)   Overview

As stated in Significant Accounting Policies note 2, the Company's unaudited condensed interim financial statements are prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in note 2 have been applied in preparing the financial statements for the three and six months ended July 31, 2011 and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company's Transition Date).

(ii)   First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

• To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
• To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.
• To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.



20.   CONVERSION TO IFRS (continued)

(iii)   Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on January 31, 2012 (Note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company's accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously Canadian GAAP require a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. However, due to the fact that IFRS 36 expenditures on this property do not meet the capitalization criteria, costs relating to this write-down were retained in the Company's deficit.



(Expressed in United States Dollars)

20. CONVERSION TO IFRS (continued)

(iii) Changes to accounting policies

(c) Exploration and evaluation expenditures (continued)

Impact on Condensed Interim Consolidated Statements of Financial Position

	As at July 31, 2010
Adjustment to mineral properties	$ (20,288,986)
Adjustment to accumulated deficit	$ (20,288,986)

Impact on Condensed Interim Consolidated Statements of Loss

	Three months ended July 31, 2010	Six months ended July 31, 2010
Adjustment to exploration and evaluation expenditures	$ (242,022)	$ (489,300)
Reversal of write-off of mineral properties	-	-
Adjustment to loss	$ (242,022)	$ (489,300)

Impact on Condensed Interim Consolidated Statements of Cash Flows

	Six months ended July 31, 2010
Adjustment to loss	$ (489,300)
Reversal of write-off of mineral properties	$ -
Depreciation	$ 134,943
Mineral resource properties and exploration expenditures	$ (354,357)

(d) Presentation

Certain amounts on the unaudited condensed interim consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

ROYAL STANDARD MINERALS INC.



(Expressed in United States Dollars)

20. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP

The July 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	July 31, 2010			
	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Assets				
Current				
Cash	$ 54,535	$ -	$ -	**$ 54,535**
Marketable securities	40,500	-	-	**40,500**
Sundry receivables and prepaids	24,135	-	-	**24,135**
	119,170	-	-	**119,170**
Due from related parties	127,597	-	-	**127,597**
Reclamation bonds	536,913	-	-	**536,913**
Mineral properties (Note 19(iii)(c))	20,288,986	(20,288,986)	-	**-**
Equipment, net	590,406	-	-	**590,406**
	$ 21,663,072	$ (20,288,986)	$ -	**$ 1,374,086**
Liabilities				
Current				
Accounts payable and accrued liabilities	$ 278,143	$ -	$ -	**$ 278,143**
	278,143	-	-	**278,143**
Asset retirement obligation	232,010	-	-	**232,010**
	510,153	-	-	**510,153**
Shareholders' equity				
Share capital	28,098,264	-	-	**28,098,264**
Contributed surplus (Note 19(iii)(d))	10,076,866	-	(10,076,866)	**-**
Reserves (Note 19(iii)(d))	-	-	10,076,866	**10,076,866**
Deficit (Note 19(iii)(c))	(16,976,087)	(20,288,986)	-	**(37,265,073)**
Accumulated other comprehensive loss	(46,124)	-	-	**(46,124)**
	21,152,919	(20,288,986)	-	**863,933**
	$ 21,663,072	$ (20,288,986)	$ -	**$ 1,374,086**



(Expressed in United States Dollars)

20. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The three months ended July 31, 2010 Canadian GAAP interim statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
EXPENSES:				
Exploration and evaluation expenditures(Note 19(iii)(c))	$ -	$ 242,022	$ -	**$ 242,022**
General and administrative expenses (Note 19(iii)(d))	109,424	-	1,889	**111,313**
Consulting, wages and salaries (Note 19(iii)(d))	1,612	-	(1,612)	**-**
Depreciation (Note 19(iii)(d))	277	-	(277)	**-**
	(111,313)	(242,022)	-	**(353,335)**
Other				
Finance income	919	-	-	**919**
Foreign currency translation adjustment (Note 19(iii)(d))	(1,751)	-	-	**(1,751)**
Net loss for the period	$ (112,145)	$ (242,022)	$ -	**$ (354,167)**
Net unrealized loss on available-for-sale marketable securities	(40,000)	-	-	**(40,000)**
Comprehensive loss for the period	**$ (152,145)**	**$ (242,022)**	**$ -**	**$ (394,167)**

ROYAL STANDARD MINERALS INC.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2011
(Unaudited)

20. CONVERSION TO IFRS (continued)

(iv)   Reconciliation between IFRS and Canadian GAAP (continued)

The six months ended July 31, 2010 Canadian GAAP interim statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
EXPENSES:				
Exploration and evaluation expenditures(Note 19(iii)(c))	$ -	$ 489,300	$ -	$ **489,300**
General and administrative expenses (Note 19(iii)(d))	244,404	-	65,863	**310,267**
Consulting, wages and salaries (Note 19(iii)(d))	65,306	-	(65,306)	**-**
Depreciation (Note 19(iii)(d))	557	-	(557)	**-**
	(310,267)	(489,300)	-	**(799,567)**
Other				
Finance income	1,942	-	-	**1,942**
Foreign currency translation adjustment (Note 19(iii)(d))	1,503	-	-	**1,503**
Net loss for the period	$ (306,822)	$ (489,300)	$ -	$ **(796,122)**
Net unrealized loss on available-for-sale marketable securities	(20,000)	-	-	**(20,000)**
Comprehensive loss for the period	$ (326,822)	$ (489,300)	$ -	$ **(816,122)**



20. CONVERSION TO IFRS (continued)

(iv)   Reconciliation between IFRS and Canadian GAAP (continued)

The six months ended July 31, 2010 Canadian GAAP interim statement of cash flows has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Operating activities				
Net loss for the period	$ (306,822)	$ (489,300)	$ -	$ (796,122)
Operating items not involving cash:				
Depreciation	557	134,943	-	135,500
Changes in non-cash working capital:				
Sundry receivables and prepaids	402	-	-	402
Accounts payable and accrued liabilities	(23,238)	-	-	(23,238)
Due from (due to) related parties	(5,857)	-	-	(5,857)
Cash used in operating activities	(334,958)	(354,357)	-	(689,315)
Investing activities				
Purchase of reclamation bonds	(1,929)	-	-	(1,929)
Additions to mineral properties (Note 19(iii)(c))	(354,357)	354,357	-	-
Cash used in investing activities	(356,286)	354,357	-	(1,929)
Change in cash and cash equivalents	(691,244)	-	-	(691,244)
Cash and cash equivalents, beginning of year	745,779	-	-	745,779
Cash and cash equivalents, end of period	$ 54,535	$ -	$ -	$ 54,535

21. Subsequent Event

On August 26, 2011 the Company amended its existing senior secured bridge loan (the "Bridge Loan") with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the "Gold Stream Facility") amongst the parties. See Note 12.



The accompanying notes are an integral part of these condensed interim consolidated financial statements.